Exhibit 99.2

Capitalization

The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2020 prepared on the basis of International Financial Reporting Standards ("IFRS") as adopted by the European Union, which, for the periods presented, are in conformity with IFRS as published by the International Accounting Standards Board ("IASB"). See Note 2.2 to the consolidated financial statements for the three years ended December 31, 2019 included in Orange’s Annual Report on Form 20-F and Note 2.1 to the unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and 2020.1

(in millions of euros) (unaudited)	As at June 30,
2020

(A) Current Financial and Lease Liabilities (1) (including short term portion of long term financial liabilities) that are:
Guaranteed (2)	0
Secured, of which 1,233 million euros pursuant to IFRS 16 (3) (4)	1,866
Unguaranteed/Unsecured	4,995
Total Current Financial and Lease Liabilities	6,861

Current Financial Liabilities	5,627
Of which total current financial liabilities related to telecommunications activities	4,547
Of which total current financial liabilities related to Orange Bank activities, excluding client deposits of 2,150 million euros	1,085
Elimination of current financial liabilities between telecommunications and Orange Bank activities	(5)
Current lease liabilities as accounted for pursuant to IFRS 16 (1)	1,233

(B) Non-current Financial and Lease Liabilities (1) (excluding short term portion) that are:
Guaranteed (2)	0
Secured, of which 5,290 million euros pursuant to IFRS 16 (3) (5)	5,786
Unguaranteed/Unsecured (6)	32,920
Total Non-current Financial and Lease Liabilities	38,706

Total Non-current Financial Liabilities	33,417
Of which total non-current financial liabilities related to telecommunications activities	33,339
Of which total non-current financial liabilities related to Orange Bank activities	105
Elimination of non-current financial liabilities between telecommunications and Orange Bank activities	(27)
Non-current lease liabilities as accounted for pursuant to IFRS 16 (1)	5,290

(C) Minority Interests (excluded from net income):	2,465

(D) Equity attributable to shareholders of Orange S.A. (excluding net income):
Share capital (7)	10,640
Other reserves (8)	20,539
Of which deeply subordinated notes issued by Orange S.A.	5,803

Equity attributable to equity holders of Orange S.A. (excluding net income)	31,179

(A+B+C+D) Capitalization	79,211

1 The IFRS IC decision on the enforceable period of contracts was not implemented as of June 30, 2020 but will be implemented as of December 31, 2020 on all leases falling within the scope of the final decision of the Interpretation Committee.

(1)  Orange generally excludes all indebtedness classified as lease liabilities pursuant to IFRS 16 from the calculation of its net debt ratio.

(2)  Neither Orange nor its subsidiaries have financial indebtedness guaranteed by third parties outside of Orange.

(3)  Does not include certain financial debt, comprised of asset- or mortgage-backed securities with respect to which either Orange S.A. or any of its subsidiaries has given pledges, guarantees, privileges or other security interests.

(4)  Includes 617 million euros from Orange Bank’s Targeted Long-term Refinancing Operation which has a maturity of up to three years, which is classified as current liabilities due to the applicable reimbursement options.

(5)  Includes 417 million euros on deposit as cash collateral. Orange has concluded agreements with various financial counterparts that may impose a daily settlement corresponding, subject to threshold conditions, to the variation in the market value of such instruments (mark to market). Orange has issued debt securities in foreign currencies (USD, CHF, GBP, HKD, NOK) that it has generally swapped for euro.

(6)  Since June 30, 2020, on September 9, 2020, Orange S.A. issued its inaugural Sustainability Bond for a total amount of 500 million euros; on September 15, 2020, the Bourse Régionale des Valeurs Mobilières listed the 100,000,000,000 FCFA (approximately 152 million euros) 7 year senior bonds issued in July 2020 by Sonatel, with a fixed coupon of 6.50%; on October 15, 2020, Orange S.A issued 700,000,000 euros undated 8 year non-call deeply subordinated fixed to reset rate notes with a fixed coupon of 1.75% until the first call date; and on October 15, 2020, Orange repurchased a portion of three series of its outstanding undated deeply subordinated fixed to reset rate notes: 381,627,000 euros undated 7 year non-call Notes with first call date on October 1, 2021 (the remaining outstanding principal amount is 118,374,000 euros), 222,898,000 pounds sterling undated 8 year non-call notes with first call date on February 7, 2022 (the remaining outstanding principal amount is 427,102,000 pounds sterling) and 39,122,000 pounds sterling undated 8.5 year non-call notes with first call date on April 1, 2023 (the remaining outstanding principal amount is 560,878,000 pounds sterling).

(7)  No additional new shares have been issued since June 30, 2020.

(8)  Other reserves include reserves with respect to issue premiums, conversions, gains (losses) registered directly in shareholders' equity and accumulated reserves (losses).

As of the date of this prospectus, except as disclosed above, no significant change has occurred with respect to the information presented in the table since June 30, 2020.